UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2021

_______________

FINTECH ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Delaware	001-39760	84-4794021
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2929 Arch Street, Suite 1703 Philadelphia, PA	19104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (215) 701-9555

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FTCVU	NASDAQ Capital Market
Class A common stock, par value $0.0001 per share	FTCV	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock	FTCVW	NASDAQ Capital Market

 Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) On April 12, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”).” In the statement, the Staff, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies, such as FinTech Acquisition Corp. V (the “Company”).

The warrant agreement governing the Company’s warrants includes a provision that provides for potential changes to the settlement amounts dependent on the characteristics of the holder of the warrant. Upon review of the statement, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the audit committee of the Company’s board of directors (the “Audit Committee”), in consultation with management concluded that the Company’s warrants are not indexed to the Company’s common stock in the manner contemplated by ASC Section 815-40-15 because the characteristics of the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.

On May 14, 2021, the Audit Committee, based on the recommendation of and after consultation with management, concluded that the Company’s audited financial statements for the year ended December 31, 2020 and its audited balance sheet as of December 8, 2020 (collectively, the “Non-Reliance Periods”), as reported in the Company’s Annual Report on Form 10-K filed on March 30, 2021 and Current Report on Form 8-K filed on December 14, 2020, should no longer be relied upon based on the reclassification of warrants as described above. Similarly, the related press releases, Report of Independent Registered Public Accounting Firm dated March 30, 2021 on the financial statements as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and the period from April 22, 2019 (inception) through December 31, 2019, and the stockholder communications, investor presentations or other communications describing relevant portions of the Company’s financial statements for these periods that need to be restated should no longer be relied upon.

As a result, the Company today is announcing that it will restate its historical financial results for the Non-Reliance Periods, in each case to reflect the change in accounting treatment (the “Restatement”).

The Company’s prior accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

The Audit Committee and management have discussed the matters disclosed pursuant to this Item 4.02(a) with the Company’s independent accountant.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing and impact of the Restatement. These statements are based on current expectations on the date of this Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. These risks include the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and in the registration statement on Form F-4 (when available) to be filed by eToro Group Ltd. (“eToro”) and other documents should be carefully considered, if and when filed by eToro or the Company from time to time with the SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor the Company presently know or that eToro and the Company currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. eToro and the Company anticipate that subsequent events and developments will cause eToro’s and the Company’s assessments to change. While eToro and the Company may elect to update these forward-looking statements at some point in the future, eToro and the Company specifically disclaim any obligation to do so, unless required by applicable law.

The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional Information About the Transactions and Where to Find It

On March 16, 2021, the Company and eToro entered into an Agreement and Plan of Merger (the “Merger Agreement”) among eToro, Buttonwood Merger Sub Corp., a direct, wholly-owned subsidiary of eToro (“Merger Sub”), and the Company, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of eToro (the “Business Combination”). eToro intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to the Company’s stockholders in connection with its solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination. After the registration statement has been filed and declared effective, the Company will mail a definitive proxy statement/prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the transactions contemplated by the Merger Agreement as set forth in the proxy statement/prospectus. eToro or the Company may also file other documents with the SEC regarding the Business Combination.

Participants in Solicitation

eToro and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination under the rules of the SEC. The Company’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and the Company in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the Business Combination (if and when they become available). Free copies of these documents can be obtained at the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2021	FINTECH ACQUISITION CORP. V

	By:	/s/ James J. McEntee, III
	Name:	James J. McEntee, III
	Title:	President